Exhibit (a)(5)(C)

To All Employees:

You’ll remember that in December LookSmart announced it will conduct a tender offer to buy back stock from those of our stockholders who wish to participate. Today we commenced the tender offer to the public and filed the appropriate paperwork with the Securities and Exchange Commission. The tender offer will expire at 5:00 p.m. Eastern time on February 13, 2008.

In the tender offer, assuming specified conditions are met the Company will purchase up to 4,825,000 shares of LookSmart common stock at a price range of $3.40 to $4.15 per share. The mid-point of this range represents a premium of approximately 11% over LookSmart’s closing stock price yesterday of $3.40 per share. The final purchase price within the range will be determined pursuant to a modified Dutch Auction as described in the tender offer documents.

If you are a LookSmart stockholder (except an executive officer or director of the company), you may participate in the tender offer if you choose. Also, any employee (except an executive officer or director of the company) who holds vested options but is not currently a stockholder may participate in the tender offer if he or she exercises those vested options by 2 p.m. Pacific time on February 6, 2008 (or if the offer is extended in the future, at least 5 business days before the expiration of the offer) AND properly tenders the resulting shares to the company as part of the tender offer.

Today a mailing is going out to all stockholders of record containing the tender offer documents dated January 15, 2008. Detailed instructions on how to tender your shares will be included in those materials. However, optionholders who don’t hold any stock currently will NOT be receiving any materials in the mail. If you hold vested options and are interested in exercising them by the deadline and participating in the tender offer, you may contact MacKenzie Partners, the information agent for the tender offer, at 800-322-2885 to request a copy of the tender offer materials. If you experience difficulty in contacting MacKenzie Partners, please e-mail Lourdes Rodriguez (lrodriguez@looksmart.net) or drop by her desk.

Please be advised that neither the Company, its officers or directors, the information agent, the dealer-manager or the depositary make any recommendation as to whether any stockholder or optionholder should tender his or her shares.